UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

08 September 2009
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:    '2009 Interim Dividend'

8th September 2009

CRH plc

2009 Interim Dividend Scrip Alternative

-----------------------

CRH plc announces that the price of a New Share in respect of the 2009 Interim Dividend Scrip Alternative will be €17.20. The entitlement will be one New Share for every 116.216216 shares held where dividend withholding tax applies and for every 92.972973 shares held where dividend withholding tax does not apply.

Enquiries:

Neil Colgan

Company Secretary

Tel: 00 3531 6344 340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       08 September, 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director